INVEST IN **BOZ**

Helping anyone write and share a book

Boz makes books serial, audio-first, social and funded.
Diana's second book
Working Title: "Seven"
Being written by Diana Hawk
book
Growing Venmo
How we made paying friends fun
Being written by Andrew Staub
book





bozbook.com El Cerrito, CA

Highlights

1. Boz makes it fun to write, share, and consume books with friends, family, and community.
2. Boz makes books audio-first, serial, and social, helping writers generate content people want.
3. Boz founder, Andrew Staub, helped make paying people fun at Venmo and is writing a book about it.
4. Our first beta writer brought in 6 excited leads. They are pitching us! We are not pitching them.

Featured Investor

Matt Knox Follow
Syndicate Lead

Invested $25,000

"Boz exists to make it easy for anyone to bring together a community centered around making their dream come to life. This has to be among the highest possible purposes of social media, so I found the mission compelling. Andrew is exactly the right person to execute on this-he led Venmo's growth from the very beginning. They already have early signs of product-market fit in that they have early customers signed up, and it has a natural growth mechanism, in that nearly every customer is goi..."

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Our Founder

Andrew Staub Founder & CEO

At Venmo, Andrew was engineer #2 and then Head of Growth. He helped build the early product and then led growth from 10,000 to 1 million users. He left Venmo to co-found a growth platform and later became Head of Growth and Product Architect at Fin.

The Beta Product

The best way to understand is to check out our first two communities:

Growing Venmo: How we made paying friends fun

Diana's second book. Working Title: "Seven"

Here's a demo you can watch:


Boz Product Demo
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Diana's second book
Working title: "Seven"
Being written by Diana Hawk
Think Emily in Paris meets The Devil Wears Prada with a dash of Mean Girls.
Audiobook Club Reading - Chapter 1
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$25 one-time fee
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The Investment Opportunity

😱 High-risk

Most startups fail while a small percentage make their investors over 100x return.

Only invest what you are willing to lose. This could go to $0. But I will be doing everything I can to make sure that doesn't happen.

💰 Potentially High-Reward

The goal is to help as many people as possible. I'm talking hundreds of millions or even billions of people. If we help a lot of people we will make a lot of money.

You can make money on this investment if Boz is acquired or goes public.

While Boz is not currently pursuing venture capital funding, venture investors expect potential of a 100x investment. Meaning, if they invested $10,000 they would want to see that there is potential for that to become $1 million. Most venture-backed startups do not yield this return but their investors believe their is potential for that return.

🃏 It's closer to poker than the lottery.

While startup investments are risky, they don't all have the same odds. The player and the game they are playing in are super important.

You are betting on the team, product, and market.

% Ownership of the company

The percentage of the company you own depends on how much Boz raises on the pre-money SAFEs. Your investment may also be diluted by future fundraising.

Let's say you invest $10,000 in the $8.1 million SAFE and Boz raises $200,000 on that SAFE. You will own ~ $10,000 / $8,300,000 = 0.12%.

If you invest $10,000 in the $9 million SAFE and Boz raises $200,000 on that SAFE, you will own ~$10,000 / $9,200,000 = 0.108%.

🥳 Come along for the ride

I will be sharing demos and business updates with our community, giving an inside look at our journey. I would love to have you involved, but there is no commitment.

The Financial Plan

💳 Boz is charging our customers a % of revenue

I will be charging customers 10% of revenue. I also plan to charge SAAS fees for

free communities.

💸 Almost all of the investment will be spent on Andrew's salary

Until Boz becomes profitable, I'll be raising money to pay our expenses. It's pretty cheap to run an app these days, so almost all of the investment will be spent on my salary.

I bootstrapped this experiment for almost a year. But I need to pay my mortgage :). So I'm selling parts of the company to my friends and family in exchange for investment to pay my salary.

Want to learn more?

🏛 Schedule a call with Andrew:

https://cal.com/staub/invest

📧 or email Andrew at:

andrew@bozdream.com